
13002575


BLUEROCK™

Bluerock Multifamily Growth REIT™

2012 Annual Report

Bluerock Enhanced Multifamily Trust, Inc. ("BEMT") is Now Bluerock Multifamily Growth REIT ("BMG")

Letter from the CEO

To Our Valued Shareholders,

Looking back, 2012 was a year of noteworthy developments for the Bluerock Multifamily Growth REIT. The year-over-year net results include:

- **An increase** in total assets from approximately $5.9 million in 2011 to $156 million in 2012
- **An increase** in total stockholders' equity from approximately negative $385 thousand in 2011 to $11 million in 2012
- **An increase** in net income from a loss of approximately $4.3 million in 2011 to income of $7.4 million in 2012

About BMG

The primary focus of BMG is to create growth (i.e. capital appreciation) in order to increase the value of its portfolio over time. To meet its goal, BMG will seek to acquire and develop a diversified portfolio focused on well-located, Class A multifamily properties with a targeted short-term exit strategy in mind.

Additionally, we reported an estimated net asset value of BMG's common stock of $10.04 per share as of December 17, 2012. This estimate was a validation of our strategy of purchasing quality assets in strong markets, alongside experienced regional partners. What's more, this estimate was reached using fully independent appraisals as part of our management and Board of Directors' ongoing commitment to providing the highest possible level of transparency for our investors.

Continued on page 2

President's Letter Continued

The growth we witnessed this year can be attributed, in part, to three major developments. First, the purchase of additional interests in two existing properties, in conjunction with other actions, allowed for a change in the financial reporting from an equity method to a consolidation method resulted in a significant improvement in key balance sheet and income statement metrics (as noted above). Second, in June of 2012, we sold our interest in The Apartments at Meadowmont, a 258-unit apartment community located in Chapel Hill, North Carolina, for a 92% total return on equity invested after a 26-month hold. Third, we finalized the purchase of a joint venture interest in both Enders Place in Orlando and MDA Apartments in Chicago and contracted to construct 23Hundred at Berry Hill in Nashville. These properties are, or will be, Class A units in some of the country's most active rental markets.

2012 also saw a notable reduction of our asset management fees and overhead expenses. In October, our Board of Directors approved a reduction in the Advisor's Asset Management Fee to 0.65% from 1.0% per annum, which is expected to generate significant annual expense savings over time. Our Board also approved a change in accounting firm from KPMG, LLP to BDO USA, LLP. In addition to the renegotiation of and/or changes in third party and legal service providers, these changes are expected to generate savings of approximately $450,000 annually and help increase Funds from Operations (FFO) going forward.

Finally, we recently repositioned the REIT with a growth strategy to reflect updated market conditions. As part of this shift, we will also offer investors an 8% stock distribution as an alternative to the 7% cash distribution (which will remain an option). Additionally, on April 12, 2013 the SEC declared the REIT effective for a follow-on offering, which terminated our Initial Public Offering. We anticipate the follow-on offering to commence for approximately two years and we intend to pursue a sale or liquidation of BMG's entire portfolio within one year after the offering period ends.

Thank you for the trust and confidence represented by your investment in BMG. We remain committed to expanding our portfolio and growing its value and we look forward to continued success in 2013 and beyond!

Sincerely,



Dr. Randy Anderson, *CEO* | *Bluerock Multifamily Growth REIT*

Other 2012 Highlights:

- 92-95% average occupancy rate for the portfolio
- Acquired and maintained a diversified portfolio of predominately Class A properties
- 7.0% annualized distribution rate paid monthly, based upon $10.00 per share purchase price

Dr. Randy Anderson Named CEO

In April of 2013, Bluerock announced that Dr. Randy Anderson has been appointed its Chief Executive Officer, succeeding Bluerock founder and CEO Ramin Kamfar. Dr. Anderson brings a track record of success with over 20 years' experience in the industry as well as professional and academic distinctions.

Independent Appraisals Result in $10.04 Net Asset Value per Share

As of December 17, 2012, Bluerock reported an estimated net asset value of BMG's common stock of $10.04 per share. This estimate based on fully independent appraisals, validated our strategy of purchasing quality assets in strong markets, alongside strong local partners.

2013 Multifamily Outlook

According to the **2013 Marcus and Millichap National Apartment Report (the "Report")**, the U.S. economy will add 2.1 million jobs in 2013, with GDP growth of about 2.0 percent.


Vacancy Rates
4.3%

According to the Report, the alignment of powerful demographic and economic trends continues to fortify nationwide apartment performance, driving the sector into its fourth year of expansion. U.S. vacancy should reach 4.3 percent by the end of 2013, resulting in 4.0 to 5.0 percent effective rent growth. A new construction cycle will add nearly 150,000 units, on par with a conservative demand forecast. Completions may create a temporary supply and demand imbalance in many markets, such as Austin, Charlotte and Houston. The oldest echo boomers just turned 28 years old and will create a significant number of households over the next two years. Additional households will form with the estimated annual arrival of 1.2 million - 1.6 million immigrants through 2017.


Rent Growth
4%–5%

The Report's 2013 economic outlook concludes that 1) slow wage growth and increased taxes will pressure consumers' disposable income and restrain spending, 2) GDP and employment growth will follow a modest upward trajectory, and 3) echo boomers, driven by job gains and higher immigration levels, will foster new household formations.









Portfolio Detail

Acquired	Property Name	Location	Acquisition Price (MMs)	Units	Occupancy (12/31/12)
Dec 2009	Springhouse at Newport News	Newport News, VA	$29.25	432	93%
Mar 2010	Reserve at Creekside	Chattanooga, TN	$14.25	192	89%
Sep 2010	Estates at Perimeter	Augusta, GA	$24.95	240	91%
Sep 2010	Gardens at Hillsboro	Nashville, TN	$32.39	201	92%
Oct 2012	Enders Place	Orlando, FL	$25.10	198	95%
Oct 2012	23Hundred Berry Hill	Nashville, TN	$33.67	266	NA*
Oct 2012	MDA City Apts	Chicago, IL	$54.90	190	91%
Total:			**$214.51**	**1,719**	**92%**

Portfolio Snapshot

- Seven multifamily properties
- 1,700+ units
- 1.5+ million square feet
- $214+ MM aggregate purchase price

2012 Acquisitions



Enders Place at Baldwin Park
Orlando, Florida

Acquisition Date: Sept 2012
JV Acquisition Price: $25.1 million
BMG Joint Ownership Interest: 48%
Number of Units: 198



23Hundred at Berry Hill*
Nashville, Tennessee

Development Cost: $33.7 million
BMG Joint Ownership Interest: 64%
Planned Number of Units: 266
*Under development. Pictured is a rendering.



MDA City Apartments
Chicago, Illinois

Acquisition Date: Dec 2012
JV Acquisition Price: $54.9 million
BMG Joint Ownership Interest: 35%
Number of Units: 190

Financial Operations Summary

We are pleased with the operating results of our current portfolio and the significant improvements made year-over-year. Our overall financial performance for fiscal year 2012 included capturing the high fixed costs of operating a public company, as is typical for companies in the early stage of operations. As we continue to raise equity and add investments to our portfolio, our investors should see substantial changes in our financial results. In support of these efforts, our advisor has deferred our payment of certain fees and reimbursements owed to it, including asset management fees, acquisition fees and organizational costs.

As projected, each of the individual properties in the BMG portfolio contributed substantial, positive net operating income (NOI) for 2012 with a combined total NOI of approximately $8.7 million. As a result of the high level of operating success, our portfolio's debt service coverage ratio was approximately 2.02. This performance is the result of a combination of the attractive, long-term, fixed-rate financing secured at acquisition and our operating partners' ability to maintain high occupancy levels throughout the year.

2.02

Portfolio Debt Service Coverage Ratio

Property Operating Results

For the Period
In thousands (000's)

	Springhouse	Reserve at Creekside	Estates at Perimeter	Gardens at Hillsboro	Enders Place	MDA City Apts	Total
Rental Revenue	$4,110	$2,213	$2,789	$3,731	$837	$214	$13,894
Operating Expenses	1,647	921	1,088	1,183	270	99	5,208
Net Operating Income[1]	$2,463	$1,292	$1,701	$2,548	$567	$115	$8,686
Interest Expense	1,339	588	775	935	176	84	3,897
Income After Debt Service	$1,124	$704	$926	$1,613	$391	$31	$4,789
Debt Service Coverage Ratio	1.71	1.81	2.13	2.52	2.71	1.31	2.02

(1) We evaluate the performance of our properties based upon NOI, which is a non-Generally Accepted Accounting Principle ("GAAP") supplemental financial measure. We use NOI to evaluate the operating performance of our real estate and to make decisions concerning the operation of the property. We believe that NOI is essential to the investor in understanding the value of income-producing real estate. Net Income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes certain items such as depreciation and amortization, interest expense and corporate general and administrative expenses. Additionally, NOI as defined by us may not be comparable to other REITs or companies as their definitions of NOI may differ from our definition.

Financial Highlights

Financial Highlights: (in thousands, unless otherwise noted)	2012	2011
For the Year Ending 2012		
Net Income (loss)	$7,365	$(4,315)
Net Income Attributable to Non-controlling Interests	$3,444	$-
Net Income (loss) Available to Common Shareholders	$3,921	$(4,315)
Total Assets	$156,631	$5,917
Total Liabilities	$113,147	$6,281
Stockholder Equity	$11,038	$(385)
Per Share		
FFO	$(3,085)	$(3,269)
MFFO	$(1,152)	$(3,269)
Basic Income (Loss) Per Common Share	**$2.33**	**$(5.34)**

FINANCIAL PERFORMANCE AND INFORMATION
A copy of BMG's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge at www.sec.gov or by written request to the Company at its corporate headquarters.

FORWARD LOOKING STATEMENTS
This report contains certain forward-looking statements (under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) with respect to portfolio diversification, occupancy rates, acquisition strategy, net asset value, actions intended to reduce costs, distributions, revenue growth and financial improvements, funds from operations, the multifamily sector, management's beliefs and our debt service coverage. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, the following: the financial performance of the properties, the successful occupancy of the properties, uncertainties relating to changes in general economic and real estate conditions; the uncertainties relating to the implementation of our real estate investment strategy; and other risk factors as outlined in BMG's prospectus, as amended from time to time, and as detailed from time to time in our periodic reports, as filed with the Securities and Exchange Commission. Forward-looking statements in this document speak only as of the date on which such statements were made, and we undertake no obligation to update any such statements that may become untrue because of subsequent events. We claim the safe harbor protection for forward looking statements contained in the Private Securities Litigation Reform Act of 1995.



Report of Independent Directors
Bluerock Multifamily Growth REIT

As Independent Directors of Bluerock Multifamily Growth REIT, Inc. ("BMG"), we have reviewed the policies being followed by BMG and believe they are in the best interest of its stockholders. The basis for this conclusion is outlined below in the analysis of the policies in place.

BMG has developed a system of policies and procedures designed to enable the objectives of BMG (as discussed in the prospectus for its ongoing public offering) to be achieved. These policies cover, among other things, investments in properties, administration, and raising capital.

Acquisition and Investment Policies

In February 2013, BMG changed its name from Bluerock Enhanced Multifamily Trust, Inc. to reflect a slight shift in our investment strategy to focus even more on current growth opportunities in real estate. In this regard, BMG has increased its target allocations both for acquiring and developing Class A Multifamily and for investments in value-added residential, and no longer intends to target real-estate related investments, such as mortgages, subordinated loans and common and preferred equity, for investment. We believe the opportunity for a growth strategy is supported by a current and foreseeable multifamily supply shortfall combined with increased renter demand and a favorable price gap between developing and buying multifamily properties.

We focus our investment efforts on acquiring a diversified portfolio of real estate with a primary focus on well-located, institutional quality apartment properties with strong and stable cash flows. We intend to implement our advisor's value creation strategy at these properties which we believe will increase rents, tenant retention and property values, and generate attractive returns for our investors. We intend to allocate approximately 55% of our portfolio to these investments.

We also intend to acquire well-located residential properties that we believe present significant opportunities for short-term capital appreciation, such as those requiring repositioning, renovation or redevelopment, and properties available at opportunistic prices from distressed or time-constrained sellers. As appropriate, we intend to implement Valuation Creation strategies at these properties as well. We intend to allocate approximately 45% of our portfolio to these investments.

Although the percentages above represent our target portfolio, we may make adjustments based on, among other things, prevailing real estate market conditions and the availability of attractive investment opportunities. We will not forego an attractive investment because it does not fit within our targeted asset class or portfolio composition.

When considering an investment, we will generally evaluate the following:

- the performance and risk characteristics of that investment;
- how that investment will fit within our target portfolio objectives; and
- the expected returns of that investment on a risk-adjusted basis, relative to other investment alternatives.

As such, our actual portfolio composition may vary substantially from the target portfolio described above.

We will focus our portfolio on four demographically attractive regions with growing population and job growth, both of which are correlated with rental rates and occupancy, in order to earn attractive returns on invested equity. In addition, we believe building a focused portfolio in our target regions could make us an attractive acquisition target for a number of institutional investors, including several publicly traded REITs that have significant footprints in such markets. We intend to pursue a liquidity event, with a focus on a portfolio sale to an institutional investor or public REIT, one year after completion of our offering stage.



Report of Independent Directors

Bluerock Multifamily Growth REIT

One of the critical elements of our investment process is the identification of uniquely qualified, specialized top-tier real estate regional operating partners who bring significant value in terms of specialized expertise, market knowledge, relationships and execution to the transaction. To that end and consistent with these policies, we have entered into seven joint ventures with third parties, including affiliates of our advisor, for the acquisition, development, improvement and operation of institutional quality apartment properties. We believe that there are sufficient acquisition and development opportunities that meet our investment focus and that our current acquisition and investment policies continue to be in the best interests of our stockholders.

Borrowing Policy

There is no limitation on the amount we may borrow for the purchase of any single property or other investment. Our charter limits our borrowings to 300% of net assets; however, we may exceed that limit if a majority of our Independent Directors approves each borrowing in excess of our charter limitation.

We review the aggregate borrowings at least quarterly. As of December 31, 2012, we were in compliance with the leverage limitation imposed by our charter. We have reviewed the borrowings of BMG and find the loans to be fair, competitive and commercially reasonable and no less favorable to BMG than loans between unaffiliated parties under the same circumstances.

Cost of Raising Capital

In accordance with the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (the "NASAA REIT Guidelines") our charter requires that we report to our stockholders annually the ratio of the costs of raising capital during the year to the capital raised. For the year ended December 31, 2012, we raised total capital in our ongoing public offering of approximately $10.8 million and incurred costs of approximately $2.0 million in connection with raising this capital. This equates to a ratio of 18.5%.

Policy Regarding Operating Expenses

In accordance with the NASAA REIT Guidelines, our charter also requires that we monitor our "total operating expenses" quarterly on a trailing twelve-month basis. We limit total operating expenses to the greater of 2% of the average invested assets or 25% of net income unless the Board of Directors, including the Independent Directors, determines that such excess expenses were justified based on unusual and non-recurring factors. For the year ended December 31, 2012, our total operating expenses were approximately $2.0 million. Total operating expenses stated as a percentage of average invested assets was approximately 6.3% and we had a net loss for 2012. On March 4, 2013, we reviewed the ratios of BMG's average invested assets for the four fiscal quarters ended December 31, 2012 and determined that the excess amount for each such four-quarter period was justified because we are in our development stage, had difficulties with BMG's former dealer manager that slowed the rate at which we raised capital for investment, and expect these costs to remain relatively similar on average while our asset base increases with our capital raise.

BMG was formed on July 25, 2008 and we accepted our first investors under the initial public offering on May 20, 2010. We have equity investments in seven joint ventures and our investments in the joint ventures are included on our balance sheet; however, several of the joint ventures are not included on our balance sheet and this contributed to the expenses incurred in connection with our organization and the expenses of being a public company (audit and legal services, director and officer liability insurance, and fees and expenses for Board members in connection with service on the Board and its committees) being disproportionately high as compared to our average invested assets.

Transactions with Related Parties

We have reviewed BMG's Annual Report on Form 10-K and the related party transactions as outlined in Note 11 to the Consolidated Financial Statements and, in our opinion, the related party transactions are fair and reasonable to BMG and its stockholders. The terms of such transactions are not less favorable to BMG than those available from unaffiliated third parties.



www.bluerockreit.com

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